Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II,  INC.

SUPPLEMENT NO. 13 DATED OCTOBER 29, 2019

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,”  “us” or the “Company”), dated August 30, 2018, as filed by us with the Securities and Exchange Commission on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•Update the status of our offering;

•Update the declaration of distributions;

•Update our net asset value calculation information;

•Announce our net asset value per share as of September 30, 2019;

•Update our management;

•Update our management compensation;

•Update our investment strategy; and

•Update our minimum purchase requirements.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of our common stock on September 18, 2017.

As of October 15, 2019, we had raised total aggregate gross offering proceeds of approximately $23.08 million, and had issued approximately 2.3 million shares of our common stock in the Offering, purchased by approximately 1,965 unique investors.

The Offering is expected to terminate on the earlier of August 23, 2020, or the date on which the maximum offering amount has been raised; provided however, that our board of directors may terminate the Offering at any time or extend the Offering. In no event will we extend the Offering beyond 180 days after the third anniversary of the initial qualification date.

Distributions Declared

From inception through October 15, 2019, we have declared and paid an aggregate of approximately $1,015,000 in distributions to shareholders.

Net Asset Value Calculation Information

Our net asset value (“NAV”) per share is calculated by Realty Mogul, Co.’s internal accounts or asset managers.  Accordingly, all references to our Manager’s internal accountants and similar disclosure in the Offering Circular are hereby revised to reference Realty Mogul Co.’s internal accounts or asset managers.

Net Asset Value Per Share as of September 30, 2019

On October 28, 2019, our board of directors approved an estimated NAV per share of our common stock of $10.28 as of September 30, 2019. This NAV per share will be effective until updated by us on or about December 31, 2019, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers  of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of September 30, 2019 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of September 30, 2019.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Beginning October 1, 2019, the offering price per share will be $10.28 per share, which is the greater of $10.00 per share or our NAV per share, as previously disclosed in our Offering Circular dated October 17, 2019. This per share purchase price shall be effective until the next announcement of our NAV per share, which is expected to happen on or about December 31, 2019, or within a commercially reasonable time thereafter. Repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share ($10.28), less any applicable discounts, as set forth in the Offering Circular.

Management

The following information supersedes and replaces the first sentence of the second paragraph of the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Michael Schoelhammer has served as Manager Director of the Company since October 2019 and as Managing Director of Realty Mogul, Co. since August 2018 and as Vice President from August 2016 to April 2018.

Management Compensation

The following information supersedes and replaces the section in the Offering Circular captioned “Offering Summary — Asset Management Fee”:

We will pay our Manager a monthly asset management fee equal to 1.25% at an annualized rate, payable in arrears, which will be based on our total equity value.  For purposes of this fee, the total equity value equals (a) our then-current NAV per share, multiplied by (b) the number of shares of our common stock then outstanding.

The following information supersedes and replaces the information located in the sections of the Offering Circular captioned “Offering Summary—Management Compensation—Asset Management Fee” and “Management Compensation—Asset Management Fee”:

Asset Management Fee —Manager

Monthly asset management fee equal to 1.25% at an annualized rate, payable in arrears, which will be based on the total equity value.  For purposes of this fee, total equity value equals (a) our then-current NAV per share, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding.

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations and changes to our NAV.

Investment Strategy

The following information supersedes and replaces the sixth paragraph in the Offering Circular captioned “Investment Objectives and Strategy — Investment Strategy”:

We will generally target equity investments ranging from approximately $1 million to $7 million and will generally target leverage up to 75% of the fair market value or expected fair market value (for a value-add acquisition) of our assets; provided, however we may exceed this limit for certain temporary bridge financings. This is an overall target. Our borrowing on any individual investment may exceed 75% of its fair market value or expected fair market value as long as total portfolio leverage does not exceed 75% of the expected fair market value. We intend to underwrite potential investments for a 5-year term to a target gross property-level internal rate of return of between 13% and 18% in order to achieve our targeted net investor-level internal rate of return of between 11% and 14% and a target net cash-on-cash return of between 4% and 7%, and we intend to underwrite potential investments for a 10-year term to a target gross property-level internal rate of return of between 11% and 14% in order to achieve our targeted net investor-level internal rate of return of between 10% and 13% and a target net cash-on-cash return of between 4% and 8% although there can be no assurance that such returns can or will be achieved.  This is an overall target, and the Company may underwrite potential investments for terms that differ from those as described above.

Minimum Purchase Requirements

The following information supersedes and replaces the first sentence of the second paragraph in the Offering Circular captioned “How to Subscribe — Minimum Purchase Requirements”:

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be at least $1,000 based on the then current per share purchase price.

The following information supersedes and replaces the first two sentences in the Offering Circular captioned “How to Subscribe — Minimum Purchase Requirements”:

For non-IRAs and other tax deferred accounts, you must initially purchase at least $5,000 based on the then current per share purchase price.  For IRA and other tax deferred accounts, you must initially purchase at least $5,000 based on the then current per share purchase price.

The following information supersedes and replaces the entire paragraph in the Offering Circular captioned “How to Subscribe — Purchase of Shares by Retirement Accounts”:

With respect to any investor who elects open a new account with our preferred independent custodian to purchase shares through an IRA or other tax deferred account, our Sponsor has agreed to pay all custodial account maintenance fees charged by such independent custodian for the first year of investment, up to two consecutive quarters if an investor initially purchases at $5,000 based on the then current per share purchase price, and, up to four consecutive quarters if an investor initially purchases at least $10,000 based on the then current per share purchase price. Any adjustment to fees must be disclosed by IRA Services to account holders at least 30 days prior to the effective change.

The following information supersedes and replaces the first two sentences of the question “Is there any minimum investment required” in the section “Questions and Answers About This Offering”

Yes, You must initially purchase at least $5,000 worth of shares based on the then current share purchase price, unless you are investing through an IRA or other tax-deferred account. For IRAs and other tax deferred accounts, you must initially purchase at least $5,000 worth of shares based on the then current share purchase price.

The following information supersedes and replaces the first two sentences of the ninth paragraph  of the offering circular:

The minimum investment in shares of our common stock for initial purchase is $5,000 based on the then current per share price, excluding purchases by individual retirement accounts, or IRAs, and other tax-deferred accounts.  For IRAs and other tax deferred accounts, you must initially purchase at least $5,000 based on the then current per share purchase price.

4